

October 5, 2010

Meg A. Gentle
Senior Vice President and Chief Financial Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

> **Re:** **Cheniere Energy Partners, L.P.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 17, 2010**
> **File No. 333-168942**

Dear Ms. Gentle:

We have reviewed your response and the revisions to your registration statement in response to your letter dated September 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated September 15, 2010. You state that the selling unitholder, Cheniere Common Units Holding, LLC, is not your parent or subsidiary. However, based on your structure it appears that Cheniere Energy, Inc. controls you through your general partner, Cheniere Energy Partners, GP, LLC and also controls the selling unitholder, Cheniere Common Units Holding, LLC and beneficially owns the units that Cheniere Common Units Holding, LLC owns in you. Considering that Cheniere Energy, Inc. controls the selling stockholder, we view Cheniere Common Units Holding, LLC as your parent for purposes of this offering. Therefore, it appears that Form S-3 is not available to you for purposes of conducting a secondary offering because the offering may not be made on a shelf basis pursuant to Rule 415(a)(1)(i); refer to question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations. Accordingly, please revise to identify the

selling stockholder as an underwriter within the meaning of Section 2(11) of the Securities Act and otherwise revise your prospectus to reflect that this is a primary offering.

2. Please briefly discuss your business structure in a prominent place in your filing, such as in your selling unitholder disclosure. In this regard, please disclose, if true, that Cheniere Energy, Inc. is your indirect parent and the direct parent of Cheniere Common Units Holding, LLC or tell us why it is not appropriate for you to do so.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or me at (202) 551-3270 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Meredith S. Mouer
        Andrews Kurth, LLP
        Via fascimile